November 8, 2018

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CorEnergy Infrastructure Trust, Inc. (the "Registrant")
Registration Statement on Form S-3, File No. 333-228101

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the effective date of the Registration Statement referenced above be accelerated so that it will be declared effective on November 9, 2018 by 4:00 pm, Eastern Time, or as soon as practicable thereafter.

The Registrant requests that it be notified of such effectiveness by a telephone call to Steve Barrett, the Company's counsel at Husch Blackwell LLP, at (423) 757-5905.

Very truly yours,

CORENERGY INFRASTRUCTURE TRUST, INC.

By: /s/ David J. Schulte
Name:    David J. Schulte
Title:    Chief Executive Officer